UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

March 31, 2026

(Date of Report -Date of earliest event reported)

Roots Real Estate Investment Community I, LLC

(Exact name of issuer as specified in its charter)

Georgia	86-2608144
(State or other jurisdiction of organization)	(IRS Employer Identification No.)

1344 La France Street NE, Atlanta, GA	30307
(Address of principal executive offices)	(ZIP Code)

(404)-732-5910

(Issuer’s telephone number, including area code)

Units

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Property Acquisitions

On March 31, 2026, the Roots Real Estate Investment Community I, LLC (the “Company”) completed the acquisition of the following eight (8) single family homes through the purchase of Flipside 18, LLC, which was partially owned by the Company’s sponsor, Seed InvestCo, LLC (the “Sponsor”):

Property Address:	3691 Kraddle Creek Drive Covington, GA 30014
Description:	This 1,687-square-foot single family home was built in 1988, has 4 bedrooms and 2 bathrooms, and sits on approximately 2.28 acres.
Purchase Price by Roots:	$330,000 allocated purchase price
Current Market Value:	$350,000

Property Address:	5130 Lakeview Court Austell, GA 30106
Description:	This 1,141-square-foot single family home was built in 1986, has 2 bedrooms and 1.5 bathrooms, and sits on approximately 0.04 acres.
Purchase Price by Roots:	$170,000 allocated purchase price
Current Market Value:	$197,000

Property Address:	5944 Gum Drive Acworth, GA 30102
Description:	This 1,189-square-foot single family home was built in 1964, has 3 bedrooms and 1 bathroom, and sits on approximately 0.58 acres.
Purchase Price by Roots:	$240,000 allocated purchase price
Current Market Value:	$275,000

Property Address:	5841 Pair Court, Douglasville, GA 30135
Description:	This 1,311-square-foot single-family home was built in 1977, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.45 acres.
Purchase Price by Roots:	$220,000 allocated purchase price
Current Market Value:	$270,000

Property Address:	3730 Brand Court Acworth, GA 30101
Description:	This 1,815-square-foot single-family home was built in 1997, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.22 acres.
Purchase Price by Roots:	$240,000 allocated purchase price
Current Market Value:	$351,000

Property Address:	316 Henry Aaron Avenue Atlanta, GA 30310
Description:	This 1,235-square-foot single-family ranch style home was built in 1950, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.16 acres.
Purchase Price by Roots:	$243,964 allocated purchase price
Current Market Value:	$275,000
Property Address:	2070 Scarbrough Trail Stone Mountain, GA 30088
Description:	This 1,557-square-foot single-family home was built in 1982, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.18 acres.
Purchase Price by Roots:	$210,000 allocated purchase price
Current Market Value:	$244,000

Property Address:	190 Willow Glenn Drive Marietta, Ga 30068
Description:	This 2,016-square-foot single-family home was built in 1987, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.65 acres.
Purchase Price by Roots:	$400,000 allocated purchase price
Current Market Value:	$491,000

Item 1. Fundamental Changes

Property Acquisitions

On March 31, 2026, the Company completed the acquisition of the following six (6) single family homes through the purchase of Flipside 19, LLC, which was partially owned by the Company’s Sponsor:

Property Address:	8225 McKenzine Place, Lithonia, GA 30058
Description:	This 2,563-square-foot single family home was built in 1999, has 4 bedrooms and 2.5 bathrooms, and sits on approximately 0.29 acres.
Purchase Price by Roots:	$325,539 allocated purchase price
Current Market Value:	$354,000

Property Address:	3782 Paddington Trail, Rex, GA 30273
Description:	This 1,876-square-foot single family home was built in 1984, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.52 acres.
Purchase Price by Roots:	$283,327 allocated purchase price
Current Market Value:	$308,000

Property Address:	10143 Deep Creek Drive, Union City, GA 30291
Description:	This 1,963-square-foot single family ranch style home was built in 2003, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.32 acres.
Purchase Price by Roots:	$257,488 allocated purchase price
Current Market Value:	$280,000

Property Address:	6139 Allpoint Way, Fairburn, GA 30213
Description:	This 1,902-square-foot single-family home was built in 2006, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.14 acres.
Purchase Price by Roots:	$275,880 allocated purchase price
Current Market Value:	$300,000

Property Address:	257 Bonnie Sue Drive, Villa Rica, GA 30180
Description:	This 1,696-square-foot single-family home was built in 2000, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.81 acres.
Purchase Price by Roots:	$293,353 allocated purchase price
Current Market Value:	$319,000

Property Address:	178 Prospect Path, Hiram, GA 30141
Description:	This 1,515-square-foot single-family home was built in 2005, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.13 acres.
Purchase Price by Roots:	$203,232 allocated purchase price
Current Market Value:	$221,000

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: 04/03/2026

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 5, 2025 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 5, 2025, as supplemented (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.